================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                                   ----------

                                  AVIALL, INC.
                                (Name of Issuer)


Common Stock, $.01 par value per share                             05366B102
    (Title of class of securities)                              (CUSIP number)

                             David E. Zeltner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                     New York, New York 10153 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  March 11, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 22 pages)

================================================================================

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 2 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                NOLAN ACQUISITION PARTNERS
                          S.S. OR I.R.S. IDENTIFICATION NO.                       75-2787642
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    ----------------------------------------------------------------- -------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    ------------------------------------------------------------------------------------------------- -----
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    ------------------------------------------------------------------------ ------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Texas
----------------------    ------------------------------------------------------------------------ ------------------------------

                                  7               SOLE VOTING POWER:                                          1,452,900
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     1,452,900
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%

----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 3 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                NOLAN ACQUISITION GROUP, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.                       75-2786370
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 4 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                KINCAID CAPITAL GROUP,
                                                                                  a Texas corporation
                          S.S. OR I.R.S. IDENTIFICATION NO.                       75-2779494
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Texas

----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 5 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                THOMAS R. KINCAID
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                      United States of America
----------------------    -------------------------------------------------------------------------------------------------------

                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%

----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 6 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                DAN KOMNENOVICH
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                      United States of America
----------------------    -------------------------------------------------------------------------------------------------------

                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%

----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 7 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                RICHARD JONES
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                      United States of America

----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 8 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                CONESE CAPITAL, L.L.C.
                          S.S. OR I.R.S. IDENTIFICATION NO.                       58-2423275
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------

                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%

----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 9 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                CONESE FAMILY PARTNERSHIP
                                                                                  (NEVADA), L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.                       88-0381099
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Nevada
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%
----------------------    -------------------------------------------------------------------------------------------------------

         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 10 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                CONESE GENERAL PARTNER
                                                                                  (NEVADA), INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.                       88-0381098
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC

----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Nevada
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 11 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                EUGENE P. CONESE
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                      United States of America
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        1,452,900
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   1,452,900

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,452,900
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           8.0%

----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 12 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------- ------------------------------------------------------
          1               NAME OF REPORTING PERSON                           AEROGROUP I, LTD. CO.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------- -------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                               (a) [ ]
                                                                                                          (b) [X]
----------------------    ------------------------------------------------------------------------------- -------------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------- -------------------------------------------------------
          4               SOURCE OF FUNDS:                                  AF

----------------------    ------------------------------------------------------------------------------------------- -------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                               [ ]

----------------------    ----------------------------------------------------------- ---------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                         Georgia

---------------------- -- -------------------     ------------------------------------------- -------------------------------------
                                  7               SOLE VOTING POWER:                                       136,429
      NUMBER OF
        SHARES            -------------------     ------------------------------------------- -------------------------------------
                                  8               SHARED VOTING POWER:                                           0
     BENEFICIALLY
       OWNED BY           -------------------     ------------------------------------------- -------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                  136,429
         EACH
      REPORTING           -------------------     ------------------------------------------- -------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                      0
     PERSON WITH
                          -------------------     ------------------------------------------- -------------------------------------


         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                136,429

----------------------    ------------------------------------------------------------------------------------ --------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
----------------------    ------------------------------------------------------------------------------------ --------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         0.8%

----------------------    -------------------------------------------------- ------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                          OO
----------------------    -------------------------------------------------- ------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 13 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------- ------------------------------------------------------
          1               NAME OF REPORTING PERSON                           AEROEQUITY, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------ --------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (a) [ ]
                                                                                                         (b) [X]
----------------------    ------------------------------------------------------------------------------ --------------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------- -------------------------------------------------------
          4               SOURCE OF FUNDS:                                  AF
----------------------    ------------------------------------------------------------------------------------------ --------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                             [ ]
----------------------    ------------------------------------------------------------ --------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Florida
----------------------    ------------------------------------------------------------ --------------------------------------------

                                  7               SOLE VOTING POWER:                                            0
      NUMBER OF
        SHARES
                          -------------------     ------------------------------------------ --------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                    136,429
       OWNED BY
                          -------------------     ------------------------------------------ --------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                       0
      REPORTING
                          -------------------     ------------------------------------------ --------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                               136,429
                          -------------------     ------------------------------------------ --------------------------------------


         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                          136,429
----------------------    ----------------------------------------------------------------------------------- ---------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [ ]

----------------------    ----------------------------------------------------------------------------------- ---------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         0.8%

----------------------    -------------------------------------------------- ------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                          CO
----------------------    -------------------------------------------------- ------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 05366B102                                             13D                                     Page 14 of 22 pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    ------------------------------------------------------- -----------------------------------------------
          1               NAME OF REPORTING PERSON                                BRIAN H. ROWE
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ----------------------------------------------------------------- -------------------------------------
          4               SOURCE OF FUNDS:                                                  PF
----------------------    ------------------------------------------------------------------------------------------------- -----
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    ---------------------------------------------------------------------- --------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                     United States of America
----------------------    ---------------------------------------------------------------------- --------------------------------

                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES            -------------------     ------------------------------------------------ ------------------------------
                                  8               SHARED VOTING POWER:                                          136,429
     BENEFICIALLY
       OWNED BY           -------------------     ------------------------------------------------ ------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0
         EACH
      REPORTING           -------------------     ------------------------------------------------ ------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                     136,429
     PERSON WITH          -------------------     ------------------------------------------------ ------------------------------


         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                136,429
----------------------    ------------------------------------------------------------------------------------------ ------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [ ]

----------------------    ------------------------------------------------------------------------------------------ ------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.8%
----------------------    ------------------------------------------------------- -----------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    ------------------------------------------------------- -----------------------------------------------


               This Amendment No. 5 ("Amendment No. 5") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on November 9, 1998, as amended by Amendment No. 1 filed on December 5, 1998, Amendment No. 2 filed on January 22, 1999, Amendment No. 3 filed on February 2, 1999 and Amendment No. 4 filed on March 2, 1999 by and on behalf of the following persons (collectively, the "Original Reporting Persons"): Nolan Acquisition Partners, a Texas general partnership ("NAP"), Nolan Acquisition Group, L.P., a Delaware limited partnership ("NAG"), Kincaid Capital Group, a Texas Corporation ("Kincaid Capital"), Thomas R. Kincaid ("Kincaid"), Richard Jones ("Jones"), Dan Komnenovich ("Komnenovich"), Conese Capital, L.L.C., a Delaware limited liability company ("CCL"), Conese Family Partnership (Nevada), L.P., a Nevada limited partnership ("CFP"), Conese General Partner (Nevada), Inc., a Nevada corporation ("CGN") and Eugene P. Conese ("Conese"). This Amendment No. 5 also adds AeroGroup I, Ltd. Co., a Georgia limited liability company ("AeroGroup"), AeroEquity, Inc. a Florida corporation ("AeroEquity") and Brian H. Rowe ("Rowe", and, collectively with AeroGroup and AeroEquity, the "Rowe Group") as reporting persons (the Rowe Group, together with the Original Reporting Persons, being referred to collectively as the "Reporting Persons"). Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" or the "Issuer" shall mean Aviall, Inc.

ITEM 2.        IDENTITY AND BACKGROUND

               This Amendment No. 5 represents the joint filing of the Reporting Persons. A letter agreement dated March 11, 1999 between NAP and AeroEquity (the "NAP/AeroEquity Agreement"), which sets forth their agreement and understanding on certain matters, is described in Item 6 hereof, filed herewith as Exhibit 9 hereto and incorporated herein by reference.

K. Rowe's business address is c/o AeroGroup, 7414 Hodgson Memorial Drive, Suite B, Savannah, Georgia 31406. Rowe has served as President and a Director of AeroGroup since March 1999, Chairman and President of AeroEquity since April 1998 and Chairman Emeritus of GE Aircraft Engines, a division of General Electric Company, since February 1995. Rowe was Chairman of the General Electric Aircraft Engines division of General Electric Company from September 1993 to February 1995. Rowe is a United States citizen.

L. AeroEquity is Florida corporation. It is a private management and investment firm that invests primarily in the aviation industry. The principal place of business of AeroEquity is 7414 Hodgson Memorial Drive, Suite B, Savannah, Georgia 31406. The controlling shareholder, executive officers and directors of AeroEquity consist of Rowe, who is the controlling shareholder and serves as Chairman, President and as a director, and David H. Rowe, who serves as Managing Director and as a director. The principal occupation, business address and citizenship of Rowe is set forth in clause K above. The principal occupation of David H. Rowe is serving in such capacities with AeroEquity, his business address is c/o AeroEquity at the address set forth above and he is a United States citizen.

M. AeroGroup is a Georgia limited liability company formed for the purpose investing in securities. The principal place of business of AeroGroup is 7414 Hodgson Memorial Drive, Suite B, Savannah, Georgia 31406. The executive officers and directors of AeroGroup are Rowe, who serves as President and as a director, and David H. Rowe who serves as Vice President and a director. The sole member of AeroGroup is AeroEquity. Information concerning the controlling shareholder, executive officers and directors of AeroGroup is set forth under clause L above.

               None of the persons listed in clauses K, L or M above in the last five years (i) has been convicted in a criminal proceeding or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Except as indicated above, the information set forth in Item 2 of the Schedule 13D remains unchanged.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The amount of funds used to make the purchases of shares of Common Stock of the Issuer owned by AeroGroup was $1,585,856. These shares were purchased by AeroEquity (122,929 shares for a purchase price of $1,382,951) and by Rowe (13,500 shares for a purchase price of $202,905). The shares purchased by AeroEquity were contributed by AeroEquity to AeroGroup and the shares purchased by Rowe were contributed by Rowe to AeroEquity and, in turn, contributed by AeroEquity to AeroGroup. AeroEquity used its working capital to purchase such shares and Rowe used his personal funds to purchase such shares.

               Except as indicated above, the information set forth in Item 3 of the Schedule 13D remains unchanged.

ITEM 4.        PURPOSE OF TRANSACTION.

               By letter dated March 12, 1999 and delivered to the Company on such date (the "March 12 Letter"), NAP and AeroGroup provided notice to the Secretary of the Company, pursuant to Article II, Section 2.7 of the by-laws of the Company (the "By-laws"), of their intention to nominate Brian H. Rowe and Eugene P. Conese, Jr. (collectively, the "Nominees") for election to the Board of Directors of the Company at the 1999 Annual Meeting of Stockholders of the Company (the "1999 Annual Meeting") and provided certain additional information required by the By-laws. A copy of the March 12 Letter is filed as Exhibit 10 hereto and incorporated by reference herein.

               As previously reported in the Schedule 13D, pursuant to the March 1 Letter, NAP has made the Nolan Group Proposal pursuant to which, subject to the terms and conditions thereof, the Company would be merged with a corporation to be formed by the Original Reporting Persons and all of the Company's stockholders (other than the Original Reporting Persons) would receive $15.50 per share in cash in exchange for their Common Stock.

               In view of the fact that the Company's Board of Directors has not announced or otherwise informed the Reporting Persons that it has determined to accept the Nolan Group Proposal or to sell the Company to any third party offering greater value to stockholders, NAP and AeroGroup determined to nominate the Nominees for election as directors at the 1999 Annual Meeting, and the Reporting Persons presently intend to solicit proxies in favor of the Nominees.

               The Nominees currently intend, if elected as directors, to attempt to cause the Company's Board of Directors to seek a sale of the Company at the highest possible price (whether pursuant to the Nolan Group Proposal or pursuant to any other proposal that would provide greater value to stockholders, whether made by any of the Reporting Persons or by any third party).

               In addition, the Reporting Persons reserve the right to initiate a tender offer for the Common Stock at a price that may differ from the price per share offered in the Nolan Group Proposal. The reporting Persons may also acquire additional shares of Common Stock (subject to availability of shares at prices deemed favorable) in the open market or in privately negotiated transactions, and may contact the Issuer, its representatives, other persons interested in the Issuer or persons interested in financing the Nolan Group Proposal.

               Alternatively, while it is not the Reporting Persons' present intention to do so, the Reporting Persons reserve the right to dispose of some or all of their shares of Common Stock in the open market or in privately negotiated transactions to third parties, or otherwise, depending upon the course of action that the Issuer pursues, market conditions and other factors.

               Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

               Except as set forth above, as of the date of this statement none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

(a) As of the date of this Statement, the Reporting Persons beneficially owned an aggregate of 1,589,329 shares of Common Stock, constituting approximately 8.8% of the issued and outstanding shares of Common Stock of the Issuer (the percentage of shares owned being based upon 18,171,483 shares outstanding on November 5, 1998, as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1998). NAP may be deemed to have direct beneficial ownership of 1,452,900 shares of Common Stock. As more fully described in item (b) below, each of the Original Reporting Persons may be deemed to be a beneficial owner of such shares of Common Stock beneficially owned directly by NAP. AeroGroup may be deemed to have direct beneficial ownership of 136,429 shares of Common Stock. As more fully described in item (b) below, each of AeroEquity and Rowe may be deemed to be a beneficial owner of such shares of Common Stock beneficially owned directly by AeroGroup. The Original Reporting Persons disclaim beneficial ownership of the shares of Common Stock that may be deemed to be beneficially owned by the Rowe Group, and the Rowe Group disclaims beneficial ownership of the shares of Common Stock that may be deemed to be beneficially owned by the Original Reporting Persons. The Original Reporting Persons and the Rowe Group may be deemed a "group" for purposes of Schedule 13D as a result of the NAP/Rowe Agreement.

(b) NAG, as the Managing General Partner of NAP, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act ("Rule 13d-3")), shares of Common Stock of which NAP may be deemed to possess direct beneficial ownership. Kincaid Capital, as General Partner of NAG, may be deemed to own beneficially shares of Common Stock which NAG may be deemed to beneficially own. Each of Kincaid, Jones and Komnenovich, as officers, directors and stockholders, of Kincaid Capital, may be deemed to beneficially own shares of Common Stock which Kincaid Capital may be deemed to beneficially own. Each of Messrs. Kincaid, Jones and Komnenovich disclaims beneficial ownership of such shares of Common Stock for all other purposes.

               CCL, as General Partner of NAP, may be deemed to own beneficially (as that term is defined in Rule 13d-3) shares of Common Stock which NAP may be deemed to possess direct beneficial ownership. CFP, the sole member of CCL, may be deemed to own beneficially shares of Common Stock which CCL may be deemed to beneficially own. CGN, as the General Partner of CFP, may be deemed to own beneficially shares of Common Stock which CFP may be deemed to beneficially own. Conese, as the sole stockholder of CGN, may be deemed to beneficially own shares of Common Stock which CGN may be deemed to beneficially own. Mr. Conese disclaims beneficial ownership of such shares of Common Stock for all other purposes.

               AeroEquity, as the sole member of AeroGroup, may be deemed to beneficially own (as that term is defined in Rule 13d-3) shares of Common Stock of which AeroGroup may be deemed to possess direct beneficial ownership. Rowe, as controlling shareholder, a director and President of AeroEquity, may be deemed to beneficially own shares of Common Stock beneficially owned by AeroEquity.

(c) Information concerning transactions in shares of Common Stock not previously reported in the Schedule 13D by the Reporting Persons during the past sixty days or since the filing of Amendment No. 4, whichever is less, is set forth on
 Exhibit 11 attached hereto, which is incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On March 11, 1999, NAP and AeroEquity entered into the NAP/AeroEquity Agreement, pursuant to which each party agreed, among other things, to: (i) consult with the other prior to, and to notify one another promptly after, either purchasing or voting shares of Common Stock; (ii) make filings on Schedule l3D, either jointly with the other or separately, as may be required by law; (iii) share and reimburse certain expenses relating to their investment in Common Stock and efforts to maximize the value of such investment and (iv) certain rights between the parties in the event of an acquisition by either party or their respective affiliates, of the Issuer, its operations or all or substantially all of the Common Stock not now owned by the Reporting Persons. A copy of the NAP/AeroEquity Agreement is filed as Exhibit 9 hereto and incorporated herein by reference.

                  Except as described above or as previously disclosed in the
Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 9: NAP/AeroEquity Agreement, dated March 11, 1999, between NAP and AeroEquity.

Exhibit 10:   Letter, dated March 12, 1999, from NAP and AeroEquity to the
              Company.

Exhibit 11: Information concerning transactions in shares of Common Stock not previously reported in the Schedule 13D by the Reporting Persons during the past sixty days or since the filing of Amendment No. 4 to the Schedule 13D, whichever is less.

Exhibit 12: Joint Filing Agreement, dated March 12, 1999, by and among the Reporting Persons.

                                    SIGNATURE

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.


Dated:  March 12, 1999     NOLAN ACQUISITION PARTNERS

                           By: Nolan Acquisition Group, L.P.,
                               its Managing General Partner

                               By: Kincaid Capital Group, a Texas corporation,
                                   its General Partner

                                   By: /s/ Richard Jones
                                       ---------------------------------------
                                       Print Name: Richard Jones
                                       Title:  Senior Vice President


                           NOLAN ACQUISITION GROUP, L.P.

                           By: Kincaid Capital Group, a Texas corporation,
                               its General Partner

                               By: /s/ Richard Jones
                                   -------------------------------------------
                                   Print Name: Richard Jones
                                   Title:  Senior Vice President


                           KINCAID CAPITAL GROUP, a Texas corporation

                           By: /s/ Richard Jones
                               -----------------------------------------------
                               Print Name: Richard Jones
                               Title: Senior Vice President


                               /s/ Thomas R. Kincaid
                               -----------------------------------------------
                               Thomas R. Kincaid


                               /s/ Richard Jones
                               -----------------------------------------------
                               Richard Jones


                               /s/ Dan Komnenovich
                               -----------------------------------------------
                               Dan Komnenovich

                           CONESE CAPITAL, L.L.C.

                           By: Conese Family Partnership
                               (Nevada), L.P., its sole member

                                By: Conese General Partner (Nevada), Inc., its
                                    General Partner

                                    By: /s/ Eugene P. Conese, Jr.
                                        --------------------------------------
                                        Print Name:  Eugene P. Conese, Jr.
                                        Title:  Vice President


                           CONESE FAMILY PARTNERSHIP (NEVADA), L.P.

                           By: Conese General Partner (Nevada), Inc.,
                               its General Partner

                               By: /s/ Eugene P. Conese, Jr.
                                   -------------------------------------------
                                   Print Name: Eugene P. Conese, Jr.
                                   Title: Vice President


                           CONESE GENERAL PARTNER (NEVADA), INC.

                           By: /s/ Eugene P. Conese, Jr.
                               -----------------------------------------------
                               Print Name: Eugene P. Conese, Jr.
                               Title: Vice President


                               /s/ Eugene P. Conese
                               -----------------------------------------------
                               Eugene P. Conese


                           AEROEQUITY, INC.

                           By: /s/ Brian H. Rowe
                               -----------------------------------------------
                               Print Name: Brian H. Rowe
                               Title: Chairman and President

                           AEROGROUP I, LTD. CO.

                           By: AeroEquity, Inc., its sole member

                               By: /s/ Brian H. Rowe
                                   -------------------------------------------
                                   Print Name: Brian H. Rowe
                                   Title: Chairman and President


                                   /s/ Brian H. Rowe
                                   -------------------------------------------
                                   Brian H. Rowe

                                  EXHIBIT INDEX


Exhibit 9: NAP/AeroEquity Agreement, dated March 11, 1999, between NAP and AeroEquity.

Exhibit 10:   Letter, dated March 12, 1999, from NAP and AeroEquity to the
              Company.

Exhibit 11: Information concerning transactions in shares of Common Stock not previously reported in the Schedule 13D by the Reporting Persons during the past sixty days or since the filing of Amendment No. 4, whichever is less.

Exhibit 12: Joint Filing Agreement, dated March 12, 1999, among the Reporting Persons.